04004451

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24931

FEB 2 5 200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 Prospect Street, Suite 405
(No. and Street)

La Jolla (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon C. Sundt (858) 459-7040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) Colorado (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jon C. Sundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA MUELLER
Commission # 1446246
Notary Public - California
San Diego County
My Comm. Expires Oct 20, 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTEGRIS INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

ALTEGRIS INVESTMENTS, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Altegris Investments, Inc.

We have audited the accompanying statement of financial condition of Altegris Investments, Inc. as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Altegris Investments, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2004

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	152 044
Commissions receivable		749 966
Office equipment and software, at cost, net of accumulated depreciation of $7,639		36 515
Other assets		200
	$	**938 725**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	169 309
Commissions payable		247 970
Total Liabilities		417 279
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par value; 1,000 shares authorized; 270 shares issued and outstanding		401 195
Retained earnings		120 251
Total Shareholder's Equity		521 446
	$	**938 725**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:		
Commissions	$	15 929 593
Interest income		1 127 667
Total revenue		17 057 260
EXPENSES:		
Commissions		5 069 337
Salaries, benefits and payroll taxes		2 958 477
Clearing and contract charges		6 867 916
Occupancy and equipment costs		222 400
Dues and registrations		73 125
Professional fees		214 602
Communications and related expenses		200 148
General and administrative		666 338
Total expenses		16 272 343
NET INCOME	**$**	**784 917**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Retained Earnings
BALANCES, December 31, 2002	$ 344 195	$ 75 519
Contributions	57 000	-
Distributions	-	(740 185)
Net income	-	784 917
BALANCES, December 31, 2003	**$ 401 195**	**$ 120 251**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	784 917
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6 753
Increase in commissions receivable		(107 175)
Decrease in other assets		10 200
Increase in accounts payable and accrued expenses		106 024
Decrease in commissions payable		(7 849)
Net cash provided by operating activities		792 870
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment and software		(32 248)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from parent		57 000
Distributions to parent		(740 185)
Net cash used in financing activities		(683 185)
NET INCREASE IN CASH		77 437
CASH at beginning of year		74 607
CASH at end of year	**$**	**152 044**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Altegris Investments, Inc. (the "Company") was incorporated June 18, 1975. The Company is a wholly-owned subsidiary of Altegris Portfolio Management, Inc. It is registered with the Securities and Exchange Commission as a broker dealer and with the Commodity Futures Trading Commission as an introducing broker. The Company's primary activity is marketing hedge and commodity funds and introducing commodity brokerage accounts directed by third party managers to Man Financial, Inc. ("Man"), a futures commission merchant ("FCM").

The Company has entered into additional selling agent agreements with various funds. In addition to front-end sales commissions paid by the fund, the fund's sponsors pay the Company a portion of the fees paid by the fund allocable to interests sold by the Company. With respect to commodity brokerage accounts introduced by the Company to Man, Man pays the Company a portion of the commodity brokerage commissions paid by those accounts as is more fully described below.

During the year ended December 31, 2002, the Company made an election to be taxed as an S-Corporation under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses is reported by the Company's shareholder on its tax returns.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission.

The Company provides for depreciation of office equipment and software using the straight-line method based on the estimated useful lives of the assets of three years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital and net capital requirements of $344,167 and $27,819,
respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.21 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTES TO FINANCIAL STATEMENTS
(Concluded)

NOTE 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables and payables, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company introduces client commodity accounts to Man, all of which are traded by third party commodity trading advisors. In addition, the Company has entered into a guarantee agreement with Man, pursuant to which Man guarantees the terms of the guarantee agreement, as is provided for under CFTC regulations. The Company does not take discretionary control over any account. Man pays the Company a portion of the commodity brokerage commission paid by the account and a portion of the interest income earned on the account assets. The Company may receive from the commodity trading advisor a portion of the fees paid by the account. In the event a customer fails to satisfy its obligations, the Company may be liable to Man for all or a portion of the obligation.

SUPPLEMENTARY INFORMATION

ALTEGRIS INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2003

CREDIT:		
Shareholder's equity	$	521 446
DEBITS:		
Nonallowable assets:		
Commissions receivable		140 564
Office equipment and software, net		36 515
Other assets		200
Total debits		177 279
NET CAPITAL		344 167
Minimum requirements of 6-2/3% of aggregate indebtedness of $417,279 or $5,000, whichever is greater		27 819
Excess net capital	**$**	**316 348**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	169 309
Commissions payable		247 970
	$	**417 279**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.21 to 1**

See Independent Auditors' Report.

ALTEGRIS INVESTMENTS, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2003

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	356 028
Adjustments:		
Increase in revenue		218 102
Increase in expenses		(124 221)
Increase in non-allowable assets		(105 742)
Total adjustments		(11 861)
	$	**344 167**

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Altegris Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Altegris Investments, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Altegris Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Altegris Investments, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be of material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

In addition, our review indicated that Altegris Investments, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2004

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

To the Board of Directors
Altegris Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Altegris Investments, Inc. for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission, ("CFTC") we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Altegris Investments, Inc. that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act nor the daily computations of the foreign futures and the foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry customer accounts nor foreign futures and options customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal courses of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Altegris Investments, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purposes.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2004